BYLAWS
OF
AWAYZONE, INC.

ARTICLE I.
OFFICES

Section 1.01.   Registered Office. The registered office of AwayZone, Inc. (the "Corporation") within the State of Delaware shall be established and maintained at the location of the registered agent of the Corporation.

Section 1.02.   Other Offices. The Corporation may have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the Corporation may require.

ARTICLE II.
STOCKHOLDERS

Section 2.01.   Place of Stockholders' Meetings. All meetings of the stockholders shall be held at such place or places within the United States, within or without the State of Delaware, as may be fixed by the Board of Directors from time to time or as shall be specified in the respective notices thereof.

Section 2.02.   Date and Hour of Annual Meetings of Stockholders. An annual meeting of stockholders shall be held each year at such date and time as determined by the Board of Directors from time to time.

Section 2.03.   Purposes of Annual Meetings. At each annual meeting, the stockholders shall elect the members of the Board of Directors for the succeeding year. At any such annual meeting any further proper business may be transacted.

Section 2.04.   Special Meetings of Stockholders. Special meetings of the stockholders entitled to vote may be called by the President, or by the Board of Directors, or by the delivery to the Secretary of the Corporation of one (1) or more written demands for a special meeting of the stockholders describing the purposes of that meeting and signed and dated by stockholders of record holding at least twenty-five percent (25%) all votes entitled to be cast on any issue proposed to be considered at that meeting.

Section 2.05.   Notice of Meetings of Stockholders. Except as otherwise expressly required or permitted by law, not less than ten (10) days nor more than sixty (60) days before the date of every stockholders' meeting the Secretary shall give to each stockholder of record entitled to vote at such meeting written notice, (i) delivered by hand, (ii) sent by telecopier, provided that a copy is mailed, postage prepaid, (iii) sent by Express Mail, Federal Express or other nationally recognized express delivery service, (iv) sent by telegram or (v) the mailing thereof by first-class mail, postage prepaid, addressed to the stockholder at such stockholder's address as it appears on the records of the Corporation, in each case stating the place, date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Unless the stockholders agree otherwise, such notice shall contain an agenda identifying in reasonable detail the matters to be discussed. Such notice, if mailed, shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address for notices to such stockholder as it appears on the records of the Corporation.

Section 2.06. Quorum of Stockholders.

(a) Unless otherwise provided by the Certificate of Incorporation or by law, at any meeting of the stockholders, the presence in person or by proxy of stockholders entitled to cast at least one-third (1/3) of the votes thereat shall constitute a quorum. Where a separate vote by a class or series or classes or series is required, at least one-third (1/3) of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series.

(b) At any meeting of the stockholders at which a quorum shall be present, a majority of those present in person or by proxy may adjourn the meeting from time to time without notice other than announcement at the meeting. At any meeting of the stockholders where a separate vote by a class or series or classes or series is required and at which a quorum shall be present, a majority of such class or series or classes or series present in person or represented by proxy, may adjourn the meeting from time to time without notice other than announcement at the meeting. In the absence of a quorum, the officer presiding thereat shall have the power to adjourn the meeting from time to time until a quorum shall be present. Notice of any adjourned meeting, other than announcement at the meeting, shall not be required to be given, except as provided in paragraph (d) below and except where expressly required by law.

(c) At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting originally called but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof, unless a new record date is fixed by the Board of Directors.

(d) If an adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.07. Chairperson and Secretary of Meeting. The Chairperson of the Board of Directors, or, in his or her absence, another director or officer designated by him or her, shall preside at meetings of the stockholders; provided, however if the Chairperson fails to designate another officer in his or her absence, the President or another officer designated by the President shall preside at meetings of the stockholders. The Secretary or, in his or her absence, an Assistant Secretary, shall act as secretary of the meeting, or if neither is present, then the presiding officer may appoint a person to act as secretary of the meeting.

Section 2.08. Voting by Stockholders. Except as may be otherwise provided by the Certificate of Incorporation or the Delaware General Corporation Law, at every meeting of the stockholders, each stockholder entitled to vote in accordance with the Certificate of Incorporation or the Delaware General Corporation Law shall be entitled to one (1) vote for each share of stock standing in his or her name on the books of the Corporation on the record date for the meeting. All elections and questions shall be decided by the vote of a majority in voting power of the stockholders present in person or represented by proxy and entitled to vote at the meeting, unless a greater number is required by law, the Certificate of Incorporation, these Bylaws, or an agreement among the Corporation and the stockholders of the Corporation.

Section 2.09.   Proxies. Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy. Every proxy shall be in writing, subscribed by the stockholder or his or her duly authorized attorney-in-fact, but need not be dated, sealed, witnessed or acknowledged. No such proxy shall be voted or agreed upon after three (3) years from its date, unless the proxy provides for a longer period.

Section 2.10.   Inspectors. The election of directors and any other vote by ballot at any meeting of the stockholders need not be conducted by inspectors of election unless so determined by the holders of shares having a majority of the votes which could be cast by the holders of all outstanding shares entitled to vote thereon which are present in person or by proxy at such meeting. In such case, the election shall be supervised by at least two (2) inspectors. Such inspectors shall be appointed by the presiding officer at the meeting.

Section 2.11.   List of Stockholders.

(a)   At least ten (10) days before every meeting of stockholders, the Secretary shall prepare and make a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.

(b)   During ordinary business hours, for a period of at least ten (10) days prior to the meeting, such list shall be open to examination by any stockholder for any purpose germane to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

(c)   The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and it may be inspected by any stockholder who is present.

(d)   The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section 2.11 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.12.   Stockholders' Right of Inspection. Stockholders of record, in person or by attorney or other agent, shall have the right, upon written demand under oath stating the purpose thereof, during the usual hours for business, to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in the State of Delaware or at its principal place of business.

Section 2.13.   Ownership of its Own Stock. Shares of its own capital stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes. Nothing in this section shall be construed as limiting the right of any corporation to vote stock, including, but not limited to, its own stock, held by it in a fiduciary capacity.

Section 2.14.   Action By Consent Without Meeting. Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 2.15.   Action by Telephonic Conference. Any or all stockholders may participate in any annual or special stockholders' meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

ARTICLE III.
DIRECTORS

Section 3.01.   Powers of Directors. The property, business and affairs of the Corporation shall be managed by or under its Board of Directors which may exercise all the powers of the Corporation except such as are by the law of the State of Delaware or the Certificate of Incorporation or these Bylaws required to be exercised or done by the stockholders.

Section 3.02.   Number, Terms of Office of Directors.   Unless provided otherwise by the Certificate of Incorporation or any agreement among the Corporation and the stockholders of the Corporation, the number of directors which shall constitute the Board of Directors shall be at least one (1) and no more than five (5) designated by the holders of Common Stock. The initial number of directors on the Board of Directors shall be one (1). Each director shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until his or her earlier resignation or removal. Directors need not be stockholders. The initial Board of Directors shall consist of LaToya Johnson.

Section 3.03.   Vacancies on Board of Directors; Removal.

(a)   Any director may resign his or her office at any time by delivering his or her resignation in writing to the President or the Secretary. It will take effect at the time specified therein or, if no time is specified, it will be effective at the time of its receipt by the Corporation. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(b)   Any vacancy, or newly created directorship resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director and any director so chosen shall hold office until the next annual election of directors by the stockholders and until his or her successor is duly elected and qualified or until his or her earlier resignation or removal, provided that the stockholders removing any director may at the same meeting fill the vacancy caused by such removal, and provided further that if the directors fail to fill any such vacancy, the stockholders may at any meeting called for such purpose, by written consent or otherwise, fill such vacancy.

(c)   Unless provided otherwise by the Certificate of Incorporation or any agreement among the Corporation and the stockholders of the Corporation, any director may be removed with or without cause at any time by the affirmative vote of stockholders holding of record in the aggregate at least a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote at an election of directors at any meeting the notice of which states that one of the purposes of the meeting is removal of a director.

Section 3.04.   Meetings of the Board of Directors.

(a)   The Board of Directors may hold their meetings, both regular and special, at such place or places within the United States, either within or without the State of Delaware, as shall be determined by the Board of Directors.

(b)   Regular meetings of the Board of Directors may be held at such time and place as shall from time to time be determined by resolution of the Board of Directors. No notice of such regular meetings shall be required. If the date designated for any regular meeting is a legal holiday, then the meeting shall be held on the next day which is not a legal holiday.

(c)   The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of the stockholders for the election of officers and the transaction of such other business as may come before it. If such meeting is held at the place of the stockholders' meeting, no notice thereof shall be required.

(d)   Special meetings of the Board of Directors shall be held whenever called by direction of the Chairperson of the Board of Directors or at the written request of director.

(e)   The Secretary shall give notice to each director of any special meeting of the Board of Directors by mailing the same at least three (3) days before the meeting or by telegraphing, telexing, facsimile, e-mail, telephone or delivering the same not later than the day before the meeting. Unless required by law, such notice need not include a statement of the business to be transacted at, or the purpose of, any such meeting. Any and all business may be transacted at any meeting of the Board of Directors. No notice of any adjourned meeting need be given. No notice to or waiver by any director shall be required with respect to any meeting at which the director is present.

Section 3.05.   Quorum and Action. Unless provided otherwise by law, the Certificate of Incorporation or any agreement among the Corporation and the stockholders of the Corporation, a majority of the whole Board of Directors shall constitute a quorum for the transaction of business; but if there shall be less than a quorum at any meeting of the Board of Directors , a majority of those present may adjourn the meeting from time to time. The vote of a majority of the directors present at any meeting at which a quorum is present shall be necessary to constitute the act of the Board of Directors.

Section 3.06.   Presiding Officer and Secretary of Meeting. The Chairperson of the Board of Directors, or, in his or her absence a member of the Board of Directors selected by the members present, shall preside at meetings of the Board of Directors. The Secretary shall act as secretary of the meeting, but in his or her absence the presiding officer may appoint a secretary of the meeting.

Section 3.07.   Action by Consent Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee therefor, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes or proceedings of the Board of Directors or committee.

Section 3.08.   Action by Telephonic Conference. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

Section 3.09.   Committees.

(a)   The Board of Directors may, by resolution or resolutions passed by the Board of Directors, designate one (1) or more committees, each such committee to consist of one (1) or more directors of the Corporation. The Board of Directors may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any such meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(b)   A committee designated by the Board of Directors, to the extent provided in the applicable resolution or resolutions of the Board of Directors creating the committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation, if any, to be affixed to all papers which require it. Notwithstanding the foregoing, no committee shall have any power of authority in reference to the matters which require the action of the whole Board of Directors pursuant to Section 141(c) of the Delaware General Corporation Law, including in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.10.   Compensation of Directors. Directors shall receive such reasonable compensation for their service on the Board of Directors or any committees thereof, whether in the form of salary or a fixed fee for attendance at meetings, or both, with expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any director from serving in any other capacity with the Corporation and receiving compensation therefor.

ARTICLE IV.
OFFICERS

Section 4.01.   Officers, Title, Elections, Terms.

(a)   The Corporation shall have such officers as are deemed appropriate by the Board of Directors, which may (but need not) consist of a Chairperson of the Board of Directors, a President, one or more Vice Presidents, a Treasurer and a Secretary. The same individual may simultaneously hold more than one office. Officers shall be elected by the Board of Directors at its annual meeting following the annual meeting of the stockholders, to serve at the pleasure of the Board of Directors or otherwise as shall be specified by the Board of Directors at the time of such election and until their successors are elected and qualify.

(b)   The Board of Directors may elect or appoint at any time, and from time to time, additional officers or agents with such duties as it may deem necessary or desirable. Such additional officers shall serve at the pleasure of the Board of Directors or otherwise as shall be specified by the Board of Directors at the time of such election or appointment.

(c)   Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

(d)   Any officer may resign his or her office at any time. Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time be specified, at the time of its receipt by the Corporation. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(e)   The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 4.02.   Removal of Elected Officers. Any elected officer may be removed at any time, either with or without cause, by resolution adopted at any regular or special meeting of the Board of Directors by a majority of the directors then in office.

Section 4.03.   Duties.

(a)   Chairperson of the Board of Directors. The Chairperson of the Board of Directors, who shall be a member thereof, shall preside at all meetings of the Board of Directors and the stockholders and shall perform such other duties and exercise such other powers as may from time to time be prescribed by the Board of Directors.

(b)   President. The President is responsible for the day-to-day operations of the Corporation, subject to the general control of the Board of Directors. The President shall perform all duties incident to the office of President and shall perform such other duties and exercise such other powers as may from time to time be prescribed by the Board of Directors.

(c)   Vice President. Each Vice President, if any, shall have such powers and perform such duties as the Board of Directors may determine or as may be assigned to him or her by the President or the Chief Executive Officer. In the absence of the President or in the event of his or her death, or inability or refusal to act, the Vice President (or in the event there be more than one (1) Vice President, the Vice Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the President and when so acting, shall have all the powers and be subject to all the restrictions upon the President.

(d)   Treasurer. The Treasurer shall (i) have charge and custody of and be responsible for all funds and securities of the Corporation; (ii) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever; (iii) deposit all such moneys in the name of the Corporation in such banks, trust companies, or other depositories as shall be selected by resolution of the Board of Directors; and (iv) in general perform all duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, President or by the Board of Directors. He or she shall, if required by the Board of Directors, give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

(e)   Secretary. The Secretary shall (i) keep the minutes of the meetings of the stockholders, the Board of Directors and all other committees, if any, of which a secretary shall not have been appointed, in one (1) or more books provided for that purpose; (ii) see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; (iii) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal, is duly authorized; (iv) keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (v) have general charge of stock transfer books of the Corporation; and (vi) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, President or by the Board of Directors.

(f)   Assistant Secretaries and Assistant Treasurers. At the request of the Secretary or in his or her absence or disability, one (1) or more Assistant Secretaries designated by him or her or by the Board of Directors shall have all the powers of the Secretary for such period as he, she or it may designate or until he, she or it revokes such designation. At the request of the Treasurer or in his or her absence or disability, one (1) or more Assistant Treasurers designated by him, her or by the Board of Directors shall have all the powers of the Treasurer for such period as he, she or it may designate or until he, she or it revokes such designation. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, President or the Board of Directors.

ARTICLE V.
CAPITAL STOCK

Section 5.01.   Stock Certificates.

(a)   Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of, the Corporation by the Chairperson or the President, and by the Secretary or an Assistant Secretary, certifying the number of shares owned by him or her.

(b)   If such certificate is countersigned by a transfer agent other than the Corporation or its employee, or by a registrar other than the Corporation or its employee, the signatures of the officers of the Corporation may be facsimiles, and, if permitted by law, any other signature may be a facsimile.

(c)   In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

(d)   Certificates of stock shall be issued in such form not inconsistent with applicable law and the Certificate of Incorporation as shall be approved by the Board of Directors. They shall be numbered and registered in the order in which they are issued.

(e)   All certificates surrendered to the Corporation for transfer shall be canceled with the date of cancellation noted thereupon and shall be retained by the Secretary, together with the powers of attorney to transfer and the assignments of the shares represented by such certificates, for such period of time as shall be prescribed from time to time by resolution of the Board of Directors. If the Board of Directors fails to prescribe a period of time, the certificates surrendered shall be retained by the Secretary for a period of one (1) year.

Section 5.02.   Record Ownership. A record of the name and address of the holder of each certificate, the number of shares represented thereby and the date of issue thereof shall be made on the Corporation's books. The Corporation shall be entitled to treat the holder of any share of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by law.

Section 5.03.   Transfer of Record Ownership. Transfers of stock shall be made on the books of the Corporation only by direction of the person named in the certificate or his or her attorney, lawfully constituted in writing, and only upon the surrender of the certificate therefor and a written assignment of the shares evidenced thereby, subject to any transfer restrictions imposed by the Certificate of Incorporation, these Bylaws or an agreement among the Corporation and the stockholders of the Corporation. Whenever any transfer of stock shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer on the books of the Corporation if, when the certificates are presented to the Corporation for transfer, both the transferor and transferee request the Corporation to do so.

Section 5.04. Lost, Stolen or Destroyed Certificates. Certificates representing shares of the stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed in such manner and on such terms and conditions as the Board of Directors from time to time may authorize.

Section 5.05. Transfer Agent; Registrar; Rules Respecting Certificates. The Corporation may maintain one (1) or more transfer offices or agencies where stock of the Corporation shall be transferable. The Corporation may also maintain one (1) or more registry offices where such stock shall be registered. The Board of Directors may make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of stock certificates.

Section 5.06. Fixing Record Date for Determination of Stockholders of Record. Subject to the limitations of applicable law, the Board of Directors may fix, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of the stockholders or any adjournment thereof, or the stockholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or to express consent to corporate action in writing without a meeting, or in order to make a determination of the stockholders for the purpose of any other lawful action. A determination of stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5.07. Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of stock of the Corporation, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 5.08. Restrictions on Transfer. Except for (a) shares of Common Stock issued upon conversion of any shares of Preferred Stock of the Corporation or (b) in connection with a Permitted Transfer (as defined below), no shares (including any right or interest therein) of Common Stock of the Corporation may be transferred, assigned, encumbered, pledged, distributed or otherwise disposed of (including by way of any arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock) whether voluntarily or by operation of law, or by gift or otherwise without the prior written consent of the Board of Directors. The foregoing provision restricting transfer shall not apply with respect to any repurchase or redemption by the Corporation that is: (i) at or below cost, upon the occurrence of certain events, such as the termination of employment or services, or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares (including the purchase of such shares by the Corporation's assignee, if applicable). For purposes of this Section 5.08, a "Permitted Transfer" shall mean (A) in the case of a stockholder that is an entity, a transfer by such stockholder to its stockholders, members, partners or other affiliates, or (B) in the case of a stockholder that is a natural person, a transfer of shares of Common Stock by such stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such stockholder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such stockholder or any such family members; provided that the stockholder shall deliver prior written notice to the Board of Directors of such pledge, assignment, gift or transfer and such shares of Common Stock shall at all times remain subject to the terms and restrictions set forth in this Section 5.08.

ARTICLE VI.
MISCELLANEOUS

Section 6.01.   Signatories. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 6.02.   Seal. The Corporation has no seal.

Section 6.03.   Notice and Waiver of Notice. Whenever any notice of the time, place or purpose of any meeting of the stockholders, directors or a committee is required to be given under the law of the State of Delaware, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the holding thereof, or actual attendance at the meeting in person or, in the case of any stockholder, by his or her attorney-in-fact, shall be deemed equivalent to the giving of such notice to such persons.

Section 6.04.   Amendment of Bylaws. Subject to any further restrictions imposed by the Certificate of Incorporation or an agreement among the Corporation and the stockholders of the Corporation, these Bylaws may be amended or repealed only by the Board of Directors. The affirmative vote of a majority of all the directors is necessary to amend or repeal these Bylaws.

Section 6.05.   Fiscal Year. Except as from time to time otherwise determined by the Board of Directors, the fiscal year of the Corporation shall end on December 31.

[Signature Page Follows]

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LaToya J. Johnson, Secretary

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Date